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EX-99.4 PROXY FORM - EQUITY SHAREHOLDERS                            Exhibit 99.4

REDIFF.COM INDIA LIMITED
Registered Office
Sterling Centre, 4th Floor, Dr. Annie Besant Road, Worli, Mumbai 400 018

                                   PROXY FORM



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Regd. Folio No.
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I / We _____________________ of ______________________ in the district of
__________________________ being a member / members of the Company hereby appoint ________________________ of _______________________ or failing him/her
_________________________ in the district of _________________________ as my/our proxy to vote for me / us on my / our behalf at the Extra Ordinary General Meeting of the Company to be held at 10 A.M. on Thursday, December 21, 2000 and at adjournment(s) thereof.

Signed this                   day of                     2000.
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Signature

                             Rupee one Revenue Stamp
Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

                            REDIFF.COM INDIA LIMITED
                                Registered Office
    Sterling Centre, 4th Floor, Dr. Annie Besant Road, Worli, Mumbai 400 018.

                                 ATTENDANCE SLIP
               Extra Ordinary General Meeting - December 21, 2000.

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Regd. Folio No.                             No. of Shares held
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I certify that I am a Member / Proxy for the Member of the Company.
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I hereby record my presence at the Extra Ordinary General Meeting of the Company
at First Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (W),
Mumbai 400 016. at 10 A.M. on Thursday, December 21, 2000.


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Member's/Proxy's name in                    Signature of Member / Proxy
BLOCK Letters

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall.

Members are requested to bring their copies of the Annual Report to the meeting.